Exhibit 100.1

NICE Launches First of its Kind Proactive Fraudster Exposure Solution,
Driving a Quantum Leap in Identity Theft Prevention

NICE RTA's breakthrough Machine Learning-based feature automatically and preemptively exposes imposters, preventing fraud losses

Hoboken, N.J., August 29, 2018 – NICE (Nasdaq: NICE) today unveiled an innovative, new Proactive Fraudster Exposure capability in its NICE Real-Time Authentication (RTA) solution that empowers contact centers to expand and augment their defense against fraud. Based on unique machine learning technology, the new capability allows contact centers to automatically prevent fraud before it happens by identifying previously unknown fraudsters and blocking them from committing fraud. This feature allows contact centers to take proactive steps in protecting their consumers by stopping fraud in its tracks immediately upon deployment.

NICE RTA's new Proactive Fraudster Exposure capability reduces fraud losses from day one by automating the process of exposing new, previously unidentified fraudsters and blocking them before they commit wrong doing. The breakthrough machine learning technology that drives the capability automatically scans hundreds of thousands of existing call recordings identifying abnormal caller behavior associated with fraudsters. The identified suspected fraudsters are then sent for further investigation, added to a watch list of fraudster voiceprints and blocked when calls are made in the future. The entire process happens automatically, eliminating manual, expensive and time consuming manual checks.

Miki Migdal, President of NICE Enterprise Product Group said: "This new capability demonstrates once again that our RTA offering remains at the cutting edge of innovative technology. It also reinforces our commitment to helping customers protect their consumers against identify theft together with the tools they need to provide excellent customer experiences. This capability, like many other unique features in our RTA offering, demonstrates NICE’s domain expertise in delivering voice biometrics applications that innovatively meet the specific needs of contact centers."

NICE Real-Time Authentication (RTA) is a leading customer authentication solution for contact centers. Based on voice biometrics combined with a range of additional authentication factors, NICE RTA is used by organizations worldwide to authenticate millions of customers seamlessly and prevent fraud across multiple channels including live agent calls, IVR and mobile app. An award- winning product, NICE RTA is the only solution in the market offering single voiceprint across channels, historical enrollment and sophisticated optimization of multi-factor authentication ion one platform.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.